Exhibit 19.1

Insider Trading Policy

RE/MAX Holdings, Inc. has adopted this Insider Trading Policy to provide guidelines to all personnel, including employees, directors and officers of RE/MAX Holdings, Inc. and its subsidiaries (collectively, the “Company”) with respect to transactions involving the Company’s securities and the handling of confidential information about the Company and other companies with which the Company does business. It is the policy of the Company to comply with all insider trading laws and regulations.

Employees, officers and directors of the Company may create, use or have access to material information that is not generally available to the investing public. Such information is referred to in this Insider Trading Policy as “material non-public information” and is more fully explained in Section 5. Each individual has important ethical and legal obligations to maintain the confidentiality of such information and to not engage in any transactions in the Company’s securities while in possession of material non- public information. Individuals and the Company may be subject to severe civil and criminal penalties as a result of unauthorized disclosure of, or trading in the Company’s securities while in possession of material non-public information.

Both the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) are very effective at detecting and pursuing insider trading cases. The SEC has successfully brought cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares or dollar amounts.

Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Insider Trading Policy sets out the Company’s policy in the area of insider trading. It’s here to protect both you and the Company, so read it carefully and comply fully.

The Company has designated a Chief Compliance Officer who is responsible for administering this policy. The Chief Compliance Officer may delegate duties and responsibilities under this policy to other Company employees.

This policy applies to all directors, officers and employees of the Company and to such consultants or contractors of the Company designated by the Chief Compliance Officer (collectively referred to as “Company Personnel”). As discussed in Sections 2 and 3, certain provisions of this policy apply to family members and other people related to Company Personnel. Further, members of the Board of Directors and certain officers are subject to additional restrictions and requirements as discussed in Sections 9 and 10.

For purposes of this policy, the Company’s securities include (i) the Company’s common stock,

(ii) any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, and (iii) derivative securities relating to the Company’s stock, whether or not issued by the Company, such as options. For purposes of this Insider Trading Policy, “trading” and “transactions” include, among other things, (a) purchases, sales or other transfers of Company securities (whether or not on an exchange or in a public market), including securities obtained through any equity compensation program of the Company, (b) purchases, sales or other transfers of any derivative product related to the Company’s securities (whether or not on an exchange or in a public market) and (c) using Company securities to secure a loan.

1.Prohibition. Company Personnel are prohibited from: (a) trading the Company’s securities while in possession of material non-public information; (b) instructing another party to trade in Company securities on their behalf while in possession of material non-public information; (c) communicating material non-public information to others except in compliance with the Fair Disclosure Policy and other applicable Company policies; (d) recommending the purchase or sale of the Company’s securities while in the possession of material non-public information; or (e) assisting anyone engaged in any of the above activities. If, in connection with your employment or relationship with the Company, you obtain material non-public information about any other company, the above prohibitions apply to the securities of and information about that company.

There are no exceptions to these prohibitions other than those described in Section 11. Even if you have a compelling reason to do so, engaging in transactions involving Company securities is prohibited if you possess material non-public information. Even the appearance of an improper transaction must be avoided to prevent any potential prosecution of the Company or the individual trader. If you know or suspect someone has violated this Insider Trading Policy, you are strongly encouraged to report this information to the Chief Compliance Officer. You may do so anonymously, using the Ethics Helpline described in the Company’s Code of Conduct.

2.Mandatory Preclearance for Certain Personnel; No Trading During Blackout Periods. The requirements of this section apply only to “Designated Persons,” which is defined as (a) all members of the Company’s Board of Directors, (b) all Company officers (defined as Vice President or higher), (c) all members of the following departments/teams: SEC Reporting, Investor Relations, Financial Planning and Analysis, Internal Audit, and Legal, or (d) other Company Personnel who are informed by the Chief Compliance Officer that they are subject to this Section 2. Company Personnel who do not fall into any of the categories listed in the preceding sentence are not subject to the requirements of this Section 2. If you have any questions about the application of these provisions to you, please contact the Chief Compliance Officer before engaging in any transactions involving Company securities.
(a)Preclearance of All Transactions. All Designated Persons must receive preclearance from the Chief Compliance Officer prior to any transaction involving the Company’s securities.

The Chief Compliance Officer shall implement a program for receiving and processing preclearance requests, which shall include a certification that the requestor is not in possession of material non-public information at the time of making the request and will not trade in Company securities if they come into possession of material non- public information after submitting a request. The Chief Compliance Officer will make every effort to respond to requests for preclearance expeditiously. A list of factors for the Chief Compliance Officer to consider in evaluating and responding to clearance requests is attached as Attachment 2. Responses to preclearance requests shall include an expiration date for preclearance. If a precleared transaction does not occur before the expiration date, you must submit a new preclearance request before the trade, or any remaining incomplete portion of the trade, can occur.

If you come into possession of material non-public information after the Chief Compliance Officer provides preclearance, but before execution of the trade, you must not complete the trade.

These preclearance procedures do not in any way obligate the Chief Compliance Officer to preclear any transaction. The Chief Executive Officer shall be responsible for preclearing proposed trades by the Chief Compliance Officer.

(b)No Trading During Blackout Periods. Designated Persons may not trade the Company’s securities during a Blackout Period (described below), subject to the exceptions in subsection (c) and Section 11. The Chief Compliance Officer may declare a Blackout Period at any time. The time leading up to each earnings release is a particularly sensitive period because some Company Personnel possess material non- public information about the results for the quarter or year. Therefore, there is a scheduled Blackout Period each quarter.

A scheduled Blackout Period will begin fifteen days before the end of each fiscal quarter and will end the morning of the second business day after the earnings release for that quarter or, if earlier, the filing of the quarterly or annual report for that quarter with the SEC. The Company will inform you of the anticipated dates of scheduled Blackout Periods upon request. The time periods when the Company is not in a Blackout Period may be referred to as a “Trading Window.”

Even outside of Blackout Periods, any person possessing material non-public information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least one full trading day, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities in a Trading Window should not be considered a “safe harbor,” and Company Personnel should use good judgment at all times to make sure that they do not trade while in possession of material non-public information.

(c)Dividend Reinvestment Plans. The preclearance requirement and prohibition on trading during Blackout Periods do not apply to Company Personnel, other than Section 16 Persons (as defined in Section 9 below), purchasing Company Securities under a dividend reinvestment plan, provided that Company Personnel shall neither elect to participate in a dividend reinvestment plan or change their level of participation in a dividend reinvestment plan at a time when they possess material non-public information. Further, the preclearance requirement and prohibition on trading during Blackout Periods apply to voluntary purchases of Company Securities resulting from additional voluntary contribution to any dividend reinvestment plan.

(d)Other Exemptions from Section 2. The preclearance requirement and prohibition on trading during Blackout Periods do not apply to (i) the Company withholding or causing the forfeiture of shares in order to satisfy tax withholding requirements in connection with the vesting of restricted stock or restricted stock units or the exercising of stock options or (ii) exercise of stock options where the exercise price is paid in cash. Options that are exercised in a same-day sale program (i.e., a “cashless exercise”) are subject to the preclearance requirement and Blackout Periods.

Bona fide gifts of the Company’s securities may, with preclearance by the Chief Compliance Officer, be made during Blackout Periods.

Section 16 Persons (discussed in Section 9 below) must notify the Chief Compliance Officer of all transactions in accordance with the Section 16 Compliance Program, even if such transactions are not subject to this Section 2.

3.Transactions by Family Members and Related Parties. The prohibitions in this policy apply to your family members, including any spouse, domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in law, or brother or sister-in- law (including, in each case, adoptive relationships) as well as any other person living in your home. The prohibitions in this policy also apply to any trust or estate for which you or any member of your family is a settlor, beneficiary, trustee, executor or the like; any partnership in which you or a member of your family is a general partner; any corporation or other legal entity in which you or any member of your family either singly or together own a controlling interest; and any trust, corporation, charitable organization or other entity where you or any member of your family has the power to decide whether to buy or sell Company securities. The Company will hold you responsible for the conduct of your family members and the related parties described in the preceding sentence. Moreover, the SEC and prosecutors may presume that trading by family members or related parties is based on information you supplied and may treat any such transactions as if you had traded yourself.

4.Tipping Information to Others. The Company has policies and procedures for proper disclosure of material non-public information. Except as permitted by other policies, such as the Fair Disclosure Policy, you may not disclose any material non-public information to others, including your family members, friends or social acquaintances, whether or not under circumstances that suggest that you were trying to help them make a profit or avoid a loss. This practice, known as tipping, is illegal and can subject you to the same civil and criminal penalties as illegal insider trading. This applies whether or not you receive any benefit from the other person’s use of that information. In addition to being illegal, tipping is a serious breach of the duty of confidentiality you owe to the Company. For this reason, you should be careful to avoid discussing sensitive information in any place (for instance, at lunch, on public transportation, in elevators, etc.) where such information may be heard by others. This is particularly important when working remotely. Government authorities have imposed large penalties for tipping even when the disclosing person did not profit from the trading. Government authorities, stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic monitoring to detect illegal insider trading. Do not underestimate their ability to discover non- compliant actions. This policy does not restrict you from making legitimate business communications on a “need to know” basis.

5.Material Non-Public Information. “Material” information is any information which could affect the market for the Company’s securities or that a reasonable investor would consider important in making a decision to purchase, hold or sell the Company’s securities. If you learn something that makes you want to buy or sell stock, that information is probably material. It is important to keep in mind that material information can be any kind of information: information that something is likely to happen, or even just that it may happen, can be considered material. In short, any information which could reasonably affect the price of or influence a person’s decision to buy or sell the Company’s stock is material.

“Non-public” information is any information that has not been disclosed generally to the investing public. For example, a speech to an audience, a TV or radio appearance or an article in a trade magazine does not qualify as disclosure to the investing public. Therefore, non-public information made available in any such manner will continue to be considered non-public until more broadly disseminated. Disclosure by press release or in the Company’s periodic reports filed with the SEC may be necessary to make the information public. Even after the Company has released information to the press and the information has been reported, at least one full business day (that is, a day on which the NYSE is open for trading) should generally be allowed for the investing public to absorb and evaluate the information before you trade in the Company’s securities.

Although it is not possible to list all types of material information, the following are a few examples of information that is particularly sensitive and should be treated as material:

●	quarterly or annual financial results or projections
●	significant mergers or acquisitions, including of independent regions
●	changes in estimates of earnings or cash flow
●	significant changes in agent count
●	events regarding the Company’s stock, such as changes in dividends, stock splits or repurchase plans
●	debt or securities offerings
●	significant acquisitions or dispositions of assets
●	changes in Board members or executive officers
●	award or loss of significant contracts
●	the introduction of important products or services
●	major marketing changes
●	significant litigation
●	unusual gains or losses in major operations
●	financial liquidity problems
●	changes in auditors or auditor notification that the Company may no longer rely on an auditor’s reports
●	significant communications with regulatory agencies
●	changes in the Company’s credit ratings

If you have any question as to whether particular information is material or non-public, you should not trade or communicate the information to anyone without prior approval by the Chief Compliance Officer.

6.Short-Term, Speculative Transactions. To avoid even the appearance of improper conduct, you are expected to approach investment in the Company’s securities as a long-term investment and not for speculative or short-term gain. You are therefore prohibited from engaging in any of the following activities involving the Company’s shares, except with the prior written approval of the Board of Directors:

(a)	making or maintaining purchases of the Company’s securities on margin or pledging Company securities to secure a loan or other obligation;
(b)short sales of the Company’s securities (for purposes of this Insider Trading Policy, “short sales” means any transaction in which you may benefit from a decline in the Company’s stock price);
(c)	buying or selling puts or calls related to the Company’s securities; and

(d)trading in options or other derivative securities related to the Company’s securities (other than those granted by the Company), such as exchanged traded options and hedging transactions.
7.Suspension of Trading. From time to time, the Company may also determine, at the discretion of the Chief Compliance Officer or the Board of Directors, in each case with the advice of the Company’s legal counsel, some or all Company Personnel should suspend trading. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading. Additionally, if the Chief Compliance Officer becomes aware that material non-public information may have been widely disseminated within the Company, then the Chief Compliance Officer or Board of Directors may impose a ban on trading for Company Personnel.

8.Continuing Obligations. This policy will no longer apply to you if your employment or other relationship with the Company terminates. However, many of the restrictions in this policy reflect legal requirements under insider trading laws and are designed to assist with compliance. For example, trading while in possession of material non-public information (Section 1), trading by family members and related parties while you are in possession of material non-public information (Section 3) and tipping (Section 4) are illegal, even after your affiliation with the Company terminates. Further, certain obligations under Section 16 (discussed in the following paragraph) continue for up to six months following termination.

9.Section 16 Compliance. Members of the Company’s Board of Directors and those officers who have been designated as “officers” for purposes of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), as well as holders of 10% or more of the Company’s outstanding common stock (collectively, “Section 16 Persons”), are subject to additional restrictions and reporting requirements under Section 16 of the Exchange Act. The trading restrictions, including the short-swing restrictions discussed in Section 10 below, are applicable notwithstanding that a transaction is otherwise permitted or has been precleared under this Insider Trading Policy. If you are (i) a member of the Board of Directors of the Company, (ii) an executive officer of the Company as determined by the Board of Directors, or (iii) a holder of 10% or more of the Company’s outstanding common stock, under certain circumstances you must file a Rule 144 form with the SEC if you intend to sell stock within the next 90 days. Section 16 Persons also must report any changes in your stock ownership position, including stock granted under an option plan, by filing the appropriate form with the SEC (e.g., a Form 4). In general, this form must be filed within two (2) business days of the date upon which you changed your ownership position.

10.Section 16 Personnel – Short-Swing Transactions. Section 16 Persons are subject to liability for short-swing transactions as set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that Section 16 Persons who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any material non-public information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of an option for cash, is deemed a purchase for purposes of Section 16 short-swing liability (but nonetheless must be reported to the SEC). However, the sale of any such shares, including a sale as part of a cashless option exercise, generally is a sale under Section 16.

In order to facilitate compliance by Section 16 Persons, the Company provides assistance to them and requires that they comply with the Company’s Section 16 Compliance Program, a copy of which has been provided to each of them.

11.Pre-Planned Trading Programs. Company personnel may, with the approval of the Chief Compliance Officer, adopt a pre-planned trading program. Trading in the Company’s securities pursuant to pre-planned trading programs shall not violate this policy so long as such plans meet the terms and conditions described in Attachment 1 hereto and have been pre- approved by the Chief Compliance Officer.

12.Confidentiality Guidelines. Company Personnel are prohibited from revealing material non- public information to third parties who may engage in trading activities, and from making buy or sell recommendations to third parties based upon such information. Disclosure of material non-public information must comply with the Fair Disclosure Policy and other applicable Company policies. If you are in possession of material non-public information, your family members and close friends may also be deemed to be in possession of such information, regardless of whether they have actual knowledge of the information (that is, it would be difficult to prove they did not have actual knowledge). Consequently, they could also be liable for violations of the insider trading laws if they trade during a time in which you are prohibited from trading, regardless of whether they actually knew the material non-public information at that time. To protect against the inadvertent disclosure of material non-public information about the Company or the companies with which it does business, the Company has adopted the following guidelines with which you should familiarize yourself. These guidelines are not intended to be exhaustive. Additional measures to secure the confidentiality of information should be undertaken as deemed necessary under the circumstances. If you have any doubt as to your responsibilities with respect to confidential information, please seek clarification and guidance from the Chief Compliance Officer before you act. Do not try to resolve any uncertainties on your own.

The following guidelines establish procedures with which all Company Personnel should comply in order to maximize the security of confidential inside information:

(a)	Use passwords to restrict access to the information on computers.

(b)Limit access to physical areas where material non-public information is likely to be documented or discussed.

(c)Do not discuss any Company matter in public places, such as elevators, hallways, restrooms or eating facilities, where conversations might be overheard.

(d)Do not post any non-public information regarding the Company on any Internet site or other mode of communication that is available to members of the public (including social media, message or bulletin boards) or comment or share posts or communications purporting to discuss non-public information about the Company. (This prohibition shall not apply to posts made in compliance with the Fair Disclosure Policy or other Company policies.)
(e)Maintain records in accordance with any applicable document retention policy of the Company.

In addition, Company Personnel are prohibited from participating in, or otherwise communicating any information to, any expert network, primary research service or other similar organization while employed by the Company without the prior authorization of the Chief Compliance Officer.

13.Authorized Disclosure of Material Non-Public Information. Under certain circumstances, the Company may authorize the release of material non-public information pursuant to the Fair Disclosure Policy. If disclosure is authorized, the form and content of all public disclosures shall be precleared by the Chief Compliance Officer pursuant to the terms of the Company’s Fair Disclosure Policy. In the cases of material non-public information that is not disclosed, such information is not to be disclosed or discussed except on a strict “need-to-know” basis. All requests for information, comments or interviews (other than routine inquiries) should be directed to the Chief Compliance Officer, who will clear all proposed responses, in compliance with the Company’s Fair Disclosure Policy. It is anticipated that most questions raised can be answered by the Chief Compliance Officer or another Company representative to whom the Chief Compliance Officer refers the request. All officers, directors and employees must comply with the Company’s Fair Disclosure Policy and should not respond to such requests directly, unless expressly instructed otherwise by the Chief Compliance Officer. In particular, great care should be taken not to comment on the Company’s expected future financial results. If the Company wishes to give some direction to investors or securities professionals, it must do so only in compliance with the Company’s Fair Disclosure Policy. All communications with representatives of the media and securities analysts shall be directed to the Chief Compliance Officer.

14.Inadvertent Disclosure. If material non-public information is inadvertently disclosed by any personnel, including employees, directors and officers, to a person outside the Company who is not obligated to keep the information confidential, you should immediately report all the facts to the Chief Compliance Officer so that the Company may take appropriate remedial action. As noted in the Company’s Fair Disclosure Policy, under SEC rules the Company generally has only 24 hours after learning of an inadvertent disclosure of material non-public information to publicly disclose such information.
15.Penalties. If you engage in illegal insider trading, you may subject yourself, the Company and its officers and directors to civil and criminal liability. Penalties of $5,000,000 or three times the profit gained or losses avoided may be imposed. You may also be subject to a jail term of up to 20 years. Enforcement of insider trading laws is not limited to senior management— governmental authorities have sought to impose sanctions against all levels of employees. Violation of this Insider Trading Policy may subject you to immediate discipline by the Company, which may include termination of your employment.

16.Company Assistance. If you have any questions about specific information or proposed transactions, or as to the applicability or interpretation of this Insider Trading Policy or the propriety of any desired action, you are encouraged to contact the Chief Compliance Officer before taking any action.

ATTACHMENT 1

RULE 10B5-1 PRE-PLANNED TRADING PLANS

The Insider Trading Policy contains certain principles and policies concerning trading in Company securities by Company officers, directors, and employees. This attachment sets forth the Company’s policy concerning Rule 10b5-1 pre-planned trading plans for officers, directors, and employees.

Purchasing or selling securities pursuant to Rule 10b-5 pre-planned trading plans shall not violate the Insider Trading Policy so long as the plans comply with all of the requirements of this attachment. 10b-5 plans must comply with SEC Rule 10b5-1 under the Exchange Act and must be cleared in advance, in writing, by the Chief Compliance Officer. The plans and the persons entering into or modifying the plans must comply with each of the following requirements:

(a)No Material Non-Public Information. While not aware of any material non- public information, the director, officer or employee must enter into a binding contract to purchase or sell securities, instruct another person to purchase or sell securities for the person’s account, or adopt a written plan for purchasing or selling the securities (a “Trading Plan”).

(b)General Requirements. The Trading Plan must: (1) specify the amount, price (which may be a minimum price or price range) and date or date range of the transaction(s); (2) include a formula, algorithm or computer program for determining amounts, prices and dates for the transaction(s); or (3) not permit the person to exercise any subsequent influence over how, when or whether to make purchases or sales (and any other person exercising such influence under the Trading Plan must not be aware of material non-public information when doing so).

(c)Cooling Off Period. There must be a minimum cooling-off period as set forth in the table below (or such longer period as may be required by the Chief Compliance Officer) between adoption of the Trading Plan and the first trade under the Trading Plan. In general, modifications of a plan require the same minimum cooling-off period between the date of the modification and the first trade; however, the Chief Compliance Officer may waive the cooling off period or allow a shorter cooling off period for modifications that do not change the amount, price, or timing of the purchase or sale of securities.

Section 16 Persons (defined in Section 9 above)	Later of (i) 90 days from Trading Plan adoption and (ii) two days after the filing of the Form 10-Q or 10- K for the period in which the Trading Plan is adopted (but not to exceed 120 days).
Other persons	30 days

(d)Multiple Overlapping Trading Plans. In general, persons may have only one Trading Plan in place at a time. However, the Chief Compliance Officer may allow multiple plans in certain circumstances, including:

(i)	A Trading Plan adopted while another Trading Plan is in place, so long as trading under the second Trading Plan does not begin until after all trades under the first Trading Plan have been completed or the first Trading Plan has expired.

(ii)	The Chief Compliance Officer may allow persons to have two Trading Plans in place simultaneously so long as one plan only provides for sales to satisfy tax withholding obligations arising from vesting of a compensatory award (e.g., restricted stock units).

(iii)	Similar contracts with different broker-dealers may be treated as one Trading Plan for the purposes of this section in some circumstances. .

(e)Single-Trade Plans. A person may not enter into more than one Single-Trade Plan in any 12-month period. A “Single-Trade Plan” is a plan designed to effect the open market purchase or sale of the total number of securities subject to the plan as a single transaction.

(f)Good Faith Requirement. The person entering into a Trading Plan must act in good faith with respect to the Trading Plan. The Trading Plan cannot be entered into as part of a plan or scheme to evade the prohibitions of Rule 10b-5. Therefore, although modifications to an existing Trading Plan are not prohibited, a Trading Plan should be adopted with the intention that it will be amended or modified infrequently, if at all, since changes to the Trading Plan could raise issues as to the individual’s good faith.

(g)Trades Outside a Trading Plan. While a Trading Plan is in effect, transactions outside of the Trading Plan are discouraged.

Any person wishing to proceed under a Trading Plan exception (or to modify or terminate a previously adopted Trading Plan) must first obtain written preclearance from the Chief Compliance Officer. This preclearance requirement will permit the Company to review the proposed Trading Plan for compliance with applicable securities laws (including Rule 10b5-1), this Insider Trading Policy and the best interests of the Company, with a view toward avoiding unnecessary litigation and other consequences detrimental to the Company and the person seeking to avail themself of this exception. The Company therefore reserves the right to preclear or not preclear any proposed Trading Plan (or the modification or termination of any existing Trading Plan) in its sole and absolute discretion. This decision may be based on, among other factors, policies and criteria adopted by the Company from time to time, market conditions, legal and regulatory considerations, and the potential impact of any such Trading Plan on any actual or prospective transactions (including the distribution of securities) to which the Company is or may be a party.

The Company reserves the right not to preclear any proposed Trading Plan (or the modification of any existing Trading Plan) unless it includes the following elements, as well as such additional terms and conditions as the Company may require from time to time:

A certification that the person entering into a Trading Plan is (i) not aware of any material non- public information at the time such person enters into, modifies, or terminates a Trading Plan and (ii) entering into, modifying, or terminating the Trading Plan in good faith and will act in good faith with respect to the Trading Plan.

The proposed Trading Plan contains procedures to ensure prompt compliance with (i) any reporting requirements under Section 16 of the Exchange Act, (ii) SEC Rule 144 or Rule 145 under the Securities Act of 1933, as amended, relating to any sales under the Trading Plan, and (iii) any suspension of trading or other trading restrictions that the Company determines to impose on sales under a precleared Rule 10b5-1 Trading Plan, under applicable law or in connection with a distribution by the Company of securities, including, without limitation, lock up or affiliate letters required in connection with transaction or any restrictions on or suspensions of trading imposed by applicable authorities.

Trading Plans adopted by Section 16 Persons will be disclosed in the Company’s SEC filings as required by applicable laws and regulations. Under appropriate circumstances, the Company may wish to make a public announcement of the Trading Plan at the time of adoption.

Each director, officer or employee understands that the preclearance or adoption of a pre-planned selling plan in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, as amended, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel prior to entering into a Trading Plan.

ATTACHMENT 2 RE/MAX HOLDINGS, INC.

Insider Trading Compliance Program – Factors for Preclearance

Trading Window. Confirm that the trade will be made during the Company’s “trading window” or subject to an exemption from the trading window.

Section 16 Compliance. Confirm, if the individual is an officer or director subject to Section 16, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions. Ensure that no matching purchase or sale has occurred in the past six months (or is likely to occur in the next six). Also, ensure that a Form 4 has been or will be completed and will be timely filed.

Prohibited Trades. Confirm that the proposed transaction is not a “short sale,” put, call or other prohibited or strongly discouraged transaction.

Rule 144 Compliance. If the person seeking clearance is an Affiliate under Rule 144, confirm that the following are met (as applicable):

Current public information requirement has been met

Shares are not restricted or, if restricted, the holding period has been met

Volume limitations are not exceeded (confirm the individual is not part of an aggregated group) The manner of sale requirements have been met

The Notice of Form 144 has been completed and filed or that the seller’s broker has committed to file the Form 144

Rule 10b-5 Concerns. Confirm that (i) the individual has been reminded that trading is prohibited when in possession of any material information regarding the Company that has not been adequately disclosed to the public, and (ii) if necessary, the Chief Compliance Officer has discussed with the insider any information known to the individual or the Chief Compliance Officer which might be considered material, so that the individual has made an informed judgment as to the inside information.

Additional Factors for 10b5-1 Plans: The following factors apply to clearance of Rule 10b5-1 pre- planned trading plans, in addition to the general pre-clearance requirements above.

Confirm that plan contains an appropriate cooling off period

Confirm that individual either does not have an overlapping plan in place or that any overlapping plan complies with the exceptions to the general prohibition on overlapping plans.

If a plan is a Single Trade Plan, confirm that individual has not entered into another Single Trade Plan in the previous 12 months.

Confirm that individual has certified (or that plan contains certification) that they are (i) not aware of any material non-public information at the time such person enters into, modifies, or terminates a Trading Plan and (ii) entering into, modifying, or terminating the Trading Plan in good faith and will act in good faith with respect to the Trading Plan

If a Section 16 Officer is entering into a 10b5 plan, confirm that the plan contains procedures to ensure compliance with applicable rules or trading restriction, as discussed in Attachment 1.